Exhibit 99.14

PRESS RELEASE

Aramco and TotalEnergies award contracts for
$11 billion Amiral project

Dhahran/Paris, Saudi Arabia, June 24, 2023 – Aramco and TotalEnergies today awarded Engineering, Procurement and Construction (EPC) contracts for the $11 billion "Amiral" complex, a future world scale petrochemicals facility expansion at the SATORP refinery in the Kingdom of Saudi Arabia. A signing ceremony took place in Dhahran attended by Amin H. Nasser, Aramco President and CEO, and Patrick Pouyanné, TotalEnergies Chairman and CEO.

The award of EPC contracts for main process units and associated utilities marks the start of construction work on this joint project, following the final investment decision in December 2022. Integrated with the SATORP existing refinery in Jubail, the new petrochemical complex will house the largest mixed-load steam cracker in the Gulf, with a capacity to produce 1.65 million tons of ethylene and other industrial gases per year.

This expansion is expected to attract more than $4 billion in additional investment in a variety of industrial sectors (carbon fibers, lubes, drilling fluids, detergents, food additives, automotive parts and tires) and create around 7,000 direct and indirect jobs in the country.

Amin H. Nasser, Aramco President & CEO, said: “Today we are taking a major step forward in further strengthening the partnership between TotalEnergies and Aramco, with the SATORP expansion project being the latest in a longstanding history of collaboration of almost five decades between both companies. As part of Aramco’s growth strategy, the project is anticipated to contribute to value-addition opportunities in the Kingdom’s downstream ecosystem, and we thank the Ministry of Energy and the Ministry of Investment for their tremendous support via the Shareek program to make this multi-billion-dollar project a reality.”

Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies said: “This landmark opens a new page in our shared history with Aramco, which we are delighted to be associated with once again. This expansion project reinforces the exemplary relationship that our two companies have enjoyed for several decades in the Kingdom of Saudi Arabia. We would like to thank the Ministry of Energy of the Kingdom of Saudi Arabia for its support throughout the development of this world-class project.”

The EPC contracts were awarded to:

▪	Hyundai Engineering & Construction Co. Ltd — for a mixed feed cracker and utilities, with a nameplate capacity of 1,650 kta of ethylene and related industrial gases, and utilities, flares and interconnecting systems that support main packages within the facilities.
▪	Maire Tecnimont — for two polyethylene units using Advanced Dual Loop technology, with a nameplate capacity of 500 kta each, and the derivative units.

▪	Sinopec Engineering Group Saudi Co. Ltd — for Tank Farm and SATORP integration.
▪	Gulf Consolidated Contractors Co. — for the transfer pipelines.
▪	Mohammed Ali Al-Suwailem Trading and Contracting Co. – for industrial support facilities.
▪	Mofarreh Marzouq Al Harbi and Partners Co. Ltd – for site preparation.
▪	Mobarak M. AlSalomi and Partners for Cont. Co – for temporary construction facilities.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

About Aramco

Aramco is a global integrated energy and chemicals company. We are driven by our core belief that energy is opportunity. From producing approximately one in every eight barrels of the world’s oil supply to developing new energy technologies, our global team is dedicated to creating impact in all that we do. We focus on making our resources more dependable, more sustainable and more useful. This helps promote stability and long-term growth around the world. www.aramco.com

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Aramco Contact Information

Aramco Contact Information www.saudiaramco.com

International Media Relations : international.media@aramco.com

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Cautionary Note

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